QUARTZ MOUNTAIN RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2011

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

	April 30	July 31
	2011	2010
	(unaudited)

ASSETS

Current assets
Cash and cash equivalents	$103,882	$251,240
Amounts receivable and prepaids	20,723	12,873
	124,605	264,113

Mineral property interests (note 4)	1	1

	$124,606	$264,114

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$19,880	$20,000
Amounts due to a related party (note 6)	1,082	9,864
	20,962	29,864

Shareholders' equity
Share capital (note 5)	21,269,046	21,269,046
Accumulated deficit	(21,165,402)	(21,034,796)
	103,644	234,250
Nature and continuance of operations (note 1)

	$124,606	$264,114

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors:

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in United States Dollars, except for weighted average number of common shares outstanding)

	Three months ended April 30		Nine months ended April 30
	2011	2010	2011	2010

Expenses
Foreign exchange gain	$(6,502)	$(16,009)	$(10,438)	$(17,561)
Interest income	(340)	(342)	(1,319)	(1,286)
Legal, accounting and audit	8,485	10,556	38,884	35,849
Office and administration	9,298	17,166	73,299	37,481
Regulatory, trust and filing	12,913	11,852	28,222	25,262
Shareholder communication	709	1,915	1,958	1,915

Loss and comprehensive loss for the period	$24,563	$25,138	$130,606	$81,660

Basic and diluted loss per common share	$0.00	$0.00	$0.01	$0.01

Weighted average number of common shares outstanding	13,399,426	13,399,426	13,399,426	13,399,426

The accompanying notes are an integral part of these interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Unaudited - Expressed in United States Dollars, except for number of shares)

	Nine months ended		Nine months ended
	April 30, 2011		April 30, 2010

	Number of		Number of
Share capital	shares	Amount	shares	Amount
Balance at beginning and end of the period	13,399,426	$21,269,046	13,399,426	$21,269,046

Accumulated deficit
Balance at beginning of the period		(21,034,796)		(20,901,157)
Loss for the period		(130,606)		(81,660)
Balance at end of the period		$(21,165,402)		$(20,982,817)

TOTAL SHAREHOLDERS' EQUITY		$103,644		$286,229

The accompanying notes are an integral part of these interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in United States Dollars)

	Three months ended April 30		Nine months ended April 30
	2011	2010	2011	2010

Cash flows from operating activities
Loss for the period	$(24,563)	$(25,138)	$(130,606)	$(81,660)
Adjustment for:
Foreign exchange	(6,502)	(16,009)	(10,438)	(17,561)

Changes in non-cash working capital items:
Amounts receivable and prepaids	58	(1,488)	(7,850)	23,396
Accounts payable and accrued liabilities	3,491	4,475	(120)	(187)
Amounts due to and from related parties	(6,396)	6,064	(8,782)	(28,313)
Cash used in operating activities	(33,912)	(32,096)	(157,796)	(104,325)

Decrease in cash and cash equivalents	(33,912)	(32,096)	(157,796)	(104,325)
Cash and cash equivalents, beginning of period	131,292	320,363	251,240	391,040
	97,380	288,267	93,444	286,715
Effect of exchange rate fluctuations on cash held	6,502	16,009	10,438	17,561
Cash and cash equivalents, end of period	$103,882	$304,276	$103,882	$304,276

Components of cash and cash equivalents are as follows:
Cash	$103,882	$304,276	$103,882	$304,276

Supplemental disclosure:
Interest received during the period	$340	$342	$1,319	$1,286

The accompanying notes are an integral part of these interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2011
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz" or the "Company") is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

Operating results for the three and nine months ended April 30, 2011 are not necessarily indicative of the results that may be expected for the full fiscal year ending July 31, 2011.

These interim consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which may differ significantly from the going concern basis. These interim consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in United States Dollars ("USD"). They do not include all the disclosures as required for annual financial statements under Canadian GAAP. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended July 31, 2010, which are available at www.sedar.com.

These interim consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

Certain of the prior period comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2011
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	International Financial Reporting Standards ("IFRS"):

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing existing Canadian GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Due to the Company's July 31 fiscal year, the mandatory transition date for the Company is August 1, 2011 with the restatement of amounts reported by the Company for the year ended July 31, 2011 for comparative purposes. The Company has allocated resources, engaged expert consultants, and trained accounting staff to execute the transition from Canadian GAAP to IFRS.

(b)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests:

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company does not plan to early adopt these sections and does not expect their adoption to have a material impact on its consolidated financial statements.

(c)	Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement:

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

4.	MINERAL PROPERTY INTERESTS

	April 30,	July 31,
	2011	2010
Angel's Camp Property
Net smelter royalty	$1	$1

Angel's Camp Property – Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel's Camp property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property. In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, and is now named Golden Predator Corporation.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2011
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

(b)	Issued and outstanding share capital

	Number of
Common shares issued	Shares	Amount
Balance at April 30, 2011 and July 31, 2010	13,399,426	$21,269,046

There were no preferred shares outstanding during the period.

(c)	Share purchase options

The Company's Share Purchase Option Plan allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the day prior to the date of the grant of the option, less any allowable discounts.

As at April 30, 2011, no share purchase options had been granted under the Company's Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at April 30, 2011 and July 31, 2010.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due to a related party	April 30, 2011	July 31, 2010
Hunter Dickinson Services Inc.	$1,082	$9,864
	Three months ended		Nine months ended
Related party transactions	April 30,		April 30,
	2011	2010	2011	2010
Services rendered by and expenses reimbursed to:
Hunter Dickinson Services Inc.	$14,069	$19,680	$76,420	$62,380

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2011
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

Hunter Dickinson Services Inc. ("HDSI") is a private company which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries based on annually agreed and set rates.

Services rendered by and expenses reimbursed to HDSI for the three and nine months ended April 30, 2011 and 2010 related to travel expenses and office and administration services.

7.	FOREIGN EXCHANGE RISK

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in Canadian Dollars ("CAD"). The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in USD in the Company's interim consolidated financial statements. The fluctuation of the CAD in relation to the USD will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company's cash and cash equivalents, and amounts receivable to foreign exchange risk is as follows:

	April 30, 2011		July 31, 2010
	Amount in	Amount in	Amount in	Amount in
	CAD	USD	CAD	USD

Cash and cash equivalents	$95,811	$101,237	$252,197	$245,256
Amounts receivable	15,813	16,709	7,344	7,142
Total financial assets	$111,624	$117,946	$259,541	$252,398

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2011
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

The exposure to foreign exchange risk of the Company's accounts payable and accrued liabilities, and amounts due to a related party is as follows:

	April 30, 2011		July 31, 2010
	Amount in	Amount in	Amount in	Amount in
	CAD	USD	CAD	USD

Accounts payable and accrued liabilities	$18,815	$19,880	$–	$20,000
Amounts due to a related party	1,024	1,082	10,143	9,864
Total financial liabilities	$19,839	$20,962	$10,143	$29,864

Exchange rates used:

	Average for the		Average for the
	nine months ended		three months ended		Closing rate
	April 30,	April 30,	April 30,	April 30,	April 30,	July 31,
	2011	2010	2011	2010	2011	2010
CAD 1.000	$0.997	$0.951	$1.026	$0.972	$1.057	$0.972